Filed by Siebel Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Siebel Systems, Inc.
Commission File No. of Subject Company: 000-20725
Final Transcript
SEBL — Siebel Systems, Inc. Q3 2005 Preliminary Earnings Announcement
Event Date/Time: Oct. 05. 2005 / 5:00PM ET
Event Duration: N/A

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Final Transcript
Oct. 05. 2005 / 5:00PM, SEBL — Siebel Systems, Inc. Q3 2005 Preliminary Earnings Announcement
CORPORATE PARTICIPANTS
Terry Lee
Siebel Systems, Inc. — IR
George Shaheen
Siebel Systems, Inc. — CEO
Ken Goldman
Siebel Systems, Inc. — SVP Finance, CFO
CONFERENCE CALL PARTICIPANTS
Adam Holt
JP Morgan — Analyst
Jason Maynard
CSFB — Analyst
Rick Sherlund
Goldman Sachs — Analyst
Brent Thill
Prudential — Analyst
Robert Schwartz
Jefferies & Co — Analyst
Brendan Barnicle
Pacific Crest Securities — Analyst
Katrina Fallon
Citigroup — Analyst
Ross McMillan
Morgan Stanley — Analyst
PRESENTATION

Operator
Ladies and gentlemen, thank you for standing by. Welcome to the Siebel Systems third-quarter 2005 preliminary earnings announcement. During the presentation all participants will be in a listen-only mode. Afterwards we will conduct a question-and-answer session. (OPERATOR INSTRUCTIONS) As a reminder, this conference is being recorded Wednesday, October 5, 2005. I would now like to turn the conference over to Terry Lee. Please go ahead.

Terry Lee - Siebel Systems, Inc. — IR
Thank you. Thank you all for joining us on this conference call today to discuss our preliminary financial and operating results for the third quarter of 2005 for Siebel Systems. Joining me on this call are George Shaheen, CEO and Ken Goldman, Chief Financial Officer. Before we begin, please bear with me as I read our Safe Harbor and disclaimers. Some of the comments we will make today are forward-looking statements; forward-looking statements in this discussion include benefits of the proposed merger with Oracle, Oracle’s plans regarding Siebel Solutions, actual financial results for the third quarter of 2005 and other matters that involve known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from the results expressed or implied by this discussion. They are based upon our current expectations regarding market, economic and geopolitical conditions, product plans, pricing, the contemplated merger with Oracle and other factors. There are many reasons why actual results may differ, perhaps materially

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Oct. 05. 2005 / 5:00PM, SEBL — Siebel Systems, Inc. Q3 2005 Preliminary Earnings Announcement
from our current expectations. Please refer to our 2004 form 10-K annual report, our first and second-quarter 2005 form 10-Q’s and other documents filed with the SEC, which include a more thorough description of the risk factors that may affect our results. Siebel undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this discussion.
The proposed business combination of Oracle and Siebel are subject to regulatory and other approvals including in the United States, the European Union and other foreign jurisdictions. This discussion may be deemed to be a solicitation in respect of the proposed business combination of Oracle and Siebel, in connection with the proposed transaction a registration statement on form S4 will be filed by Oracle with the SEC. Stockholders of Siebel are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement that will be part of the registration statement because they will contain important information about the proposed business combination. The final proxy statement and prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website or from Oracle or Siebel’s Investor Relations departments. Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transaction. Information regarding Oracle and Siebel’s directors and executive officers its available in the Company’s respective proxy statements for their 2005 annual meeting of shareholders which have been filed with the SEC.
Additional information regarding the interest of such potential participants will be included in the proxy statement’s prospectus and other relevant documents filed with the SEC when they become available. The press release and 8-K that announces our results is available at our website and through various online services. During the conference call, information about the call can be found at the Investor Relations section of the Siebel website. This earnings call is also being webcast and will be available for replay. Thank you all for your attention and patience, I will now turn the call over to George Shaheen.

George Shaheen - Siebel Systems, Inc. — CEO
Thank you, Terry. Good afternoon and thank you all for joining us. As you have seen in today’s press release, our preliminary third-quarter results demonstrate progress against the goals we established when I joined the Company six months ago. Since then we have made significant additions and adjustments to our management team and increased the rigor of our management practices on a monthly and even weekly basis. We have remained focused on improving our revenue generation capability, aligning our costs with our current business and continuing to invest in product and technology leadership.
Our third quarter performance clearly demonstrates the early benefits of our focused efforts, as well as customer confidence in the future of Siebel CRM following the proposed Oracle transaction. In the third quarter we met or exceeded our revenue guidance and achieved year-over-year growth in all revenue categories. We’ve met our third-quarter cost-cutting goals. Therefore, we’ve exceeded our profitability guidance and achieved sequential and year-over-year improvement in operating profits and margins.
We are pleased with our progress, but we know that there is more work to be done. We remain committed to further improving our financial performance, sustaining and enhancing our product and technology leadership, and helping our partners and customers achieve continued success with Siebel customer facing solutions.
Some specifics regarding the quarter. We achieved sequential and year-over-year revenue growth with licensed revenues of approximately $112 million and total revenues of approximately $346 million. We reduced headcount and expenses to meet or beat our planned Q3 targets of 4900 employees and 300 million in total expenses. Operating margins improved over the prior quarter and prior year, reaching approximately 10% on a GAAP basis, and approximately 13% on a non GAAP basis when excluding restructuring and other charges.

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Oct. 05. 2005 / 5:00PM, SEBL — Siebel Systems, Inc. Q3 2005 Preliminary Earnings Announcement
We continued to extend our product and technology leadership with the recent introduction of Siebel CRM OnDemand, Release 9 and Siebel Component Assembly. The first release of Siebel CRM OnDemand in 2005 provides seamless integration with Lotus Notes, integration with Siebel Contact OnDemand, Siebel’s hosted contact center and enhanced branding solutions and analytics. The initial release of Siebel Component Assembly will enable Siebel to better address the customer facing solution requirements of the custom development marketplace.
During the third quarter of 2005 the Company signed license agreements with significant new and existing customers, such as Pfizer, MCI WorldCom, Bank of Montreal, Anheuser-Busch and BellSouth. We continue to be recognized by industry press and analysts for leadership in the CRM space. For example, during the quarter Forrester Research recognized Siebel as a leader in enterprise CRM suites; IDC recognized Siebel as a worldwide CRM applications 2004 marketshare leader, and Gartner Group recognized Siebel as the overwhelming leader in CRM applications that consultants and systems integrators deploy most. We deployed an additional 230,000 live users in the third quarter, bringing total live Siebel CRM users to approximately 3.7 million at the end of the third quarter, by far the most in the CRM industry.
Siebel CRM OnDemand total contract value was approximately $11 million. Subscriber count increased quarter-to-quarter approximately 5000 or 12% to nearly 44,000 subscribers. While we initiated many new revenue generation actions recently that yielded improving performance across all geographies, we must continue to follow through to more fully realize the benefits. Going forward we will continue to focus on a rigorous account planning and management programs on a quarter, as well as a monthly and weekly basis. Through simplifying contract execution and heightening focus earlier in the sales cycle on deal closure requirements and expanding the scale, scope, efficiency and effectiveness of our lead generation in qualification programs internally and through alliance partners. We will also continue to examine our cost structure for additional savings opportunities.
Now let me turn this over to Ken Goldman for some more details on our preliminary Q3 results.

Ken Goldman - Siebel Systems, Inc. — SVP Finance, CFO
I’m going to summarize our Q3 preliminary results which do reflect our best estimates at this time. Total revenues are expected to be approximately 346 million, reflecting a quarter-to-quarter increase from approximately 10% over 314 million in prior quarter and a year-to-year increase of approximately 9%, and that is compared to 317 million for last year’s quarter. License revenues are expected to be approximately 112 million, reflecting a 43% quarter-to-quarter increase over the 78 million in Q2, an increase of 7% year-to-year when we did 105 million.
Some additional license revenue metrics, in terms of revenue mix, approximately 53% was U.S. and 47% international. This includes strong quarter-to-quarter performance from all territories. U.S. was approximately 59 million, which was up 35% quarter-to-quarter, and May was approximately 33 million, up 54% quarter-to-quarter and Asia-Pacific and rest of world approximately 20 million, up 54% quarter-to-quarter. We achieved 40% from new customers and 60% from existing, which is in line with recent experience.
We achieved 318 (ph) transactions for the quarter. We had 32 deals over 1 million; compares to 15 in Q2 of this year and 32 in Q3 of ‘04, which is indicative of the breadth of our business. One of those deals was over 5 million. The average deal size was 353,000. That compares to 266 in Q2, and 353,000 in Q3 ‘04, again much more consistent with historical practices. Our close rates in Q3 returned to historical levels. Analytics returned to strong quarter-to-quarter and year-over-year growth, turning in one of the strongest performances to date. We achieved strong contributions across many of the verticals, particularly including Telecom and Life Sciences.
Maintenance revenues were approximately 125 million, and is up 2% quarter-to-quarter and reflects increase of 6% year-over-year due in part to continued strong renewals. Services and other revenues were approximately 109 million, slightly down by 3% quarter-to-quarter yet up 15% year-over-year, and we did experience some seasonality.

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Oct. 05. 2005 / 5:00PM, SEBL — Siebel Systems, Inc. Q3 2005 Preliminary Earnings Announcement
In terms of cost revenues and operating expenses excluding charges, we expect to be at or better than approximately 300 million in lines for the targeted period and down 11 million from the prior quarter. On June 30, 2005, the Company adopted a restructuring plan to better align the Company’s resources with its strategic business objectives. Siebel incurred restructuring charge in the third quarter of approximately 12 million, which primarily relates to additional consolidation of leased facilities associated with restructuring plan as previously announced.
The operating and pretax profitability were positively impacted by the revenue growth and reduced expenses. Including the charges GAAP operating margin expected to be 10% for the operating income of 34 million, up sharply from the prior quarter’s loss of -23% land -71 million in the prior year’s operating income of 8% and 24 million. Excluding the impact of the charge non GAAP operating margin operating income would be approximately 13% and 46 million, respectively. And up sharply from the prior quarter and prior year.
Including the charges, pretax margin and income are expected to be approximately 15% and 50 million, respectively. Excluding the charges pretax margin and income for third-quarter are expected be approximately 18% of revenues and 62 million, respectively. We are still determining our effective tax rate for the quarter and thus cannot provide a preliminary estimate at this time of net income or EPS for the third quarter. We will provide that when we announce our numbers later this month.
As of September 30th the Company had approximately 2.24 billion in cash. Cash generated in the quarter was approximately $15 million before the July dividend payment and clearly was affected by the first-half financial and operating results. Headcount at quarter end was 4847 (ph) below our Q3 target of 4900. DSOs are approximately 61 days which is comparable to 60 in the second quarter and within our target range. We will provide additional Q3 2005 financial details on our final Q3 financial results call which is scheduled for 2 PM Pacific time on Wednesday, October 26th. Let me now turn the call back to George for concluding remarks.

George Shaheen - Siebel Systems, Inc. — CEO
Siebel’s preliminary third-quarter results demonstrates encouraging progress towards our previously stated goals and customer confidence in the future of Siebel CRM following the proposed Oracle transaction. We believe our Company is on the right track to improving our revenue generation capability, better aligning our cost structure with the scale of our business and investing in the products and technology that will keep Siebel at the forefront of the CRM industry.
I am particularly proud of Siebel’s employees for their performance in Q3 especially following the announcement of the planned merger with Oracle. And I want to take this opportunity to thank every Siebel employee for their professionalism, dedication and overall contributions. I am also proud that our industry-leading customer facing software solutions have continued to meet the needs of our many partners, our base of more than 4000 customers and our growing community of over 3.7 million live users.
Oracle has announced that they plan to make Siebel solutions the centerpiece of their CRM strategy, which we believe will enable us to provide even more benefits to our partners and our customers in the future. Based on the very supportive and positive feedback we received from our customers and partners regarding the merger, we think they agree. We believe we remain on track to close the transaction by early 2006, subject to customary regulatory and shareholder approvals. We will provide more Q3 details and final results on our call with you all on Wednesday, October 26th.
Before we take questions, I wanted to mention Siebel’s Customer World Conference, the world’s premiere CRM industry event in Boston later this month. We are on track for record attendance with registrations tracking approximately 25% ahead of last year. While we will not be hosting a financial analyst track, we will be webcasting during the week of October 17th keynote presentations for myself, Bruce Cleveland our Senior Vice President of products, Chuck Philips, Oracle co-President and of course, selected customers. We have many exciting product and company announcements so I hope you will keep an eye out for our

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Final Transcript
Oct. 05. 2005 / 5:00PM, SEBL — Siebel Systems, Inc. Q3 2005 Preliminary Earnings Announcement
webcast, some press releases. More details will be available to our investor relations website shortly. Now we will take a few minutes and take your questions.
QUESTIONS AND ANSWERS

Operator
(OPERATOR INSTRUCTIONS) Adam Holt, J.P. Morgan.

Adam Holt - JP Morgan — Analyst
Good afternoon. I apologize for asking a relatively generic question, but you had substantial improvement sequentially in terms of not just year-on-year growth but general license revenue. I was hoping maybe you could give a little bit more detail on some of the areas that you thought you saw particular improvement from an execution standpoint and maybe comment to the impact that spillover out of the second quarter might have impacted the third quarter.

George Shaheen - Siebel Systems, Inc. — CEO
I think you are asking what is different about this quarter than the previous quarter. Well, we focus very hard and I’ve commented to you before on the need to address our revenue generation engine and run our business a little bit differently. We have certainly done that. We have three new or relatively new heads running each of our geographic areas, focused on the business. We have streamlined the organization structure by simplifying the responsibility and accountability for revenue generation. And thirdly, we have implemented a much — a very rigorous account management process that actually goes over our pipeline on each customer, on a weekly basis with a number of people involved who can affect the positive results. So I would tell you I think our focus on revenue generation and managing the accounts in the pipeline very aggressively are working. And I don’t think you could ever take away the role that top-level leadership in the customer facing arena can play in success. So we are managing our Company differently. We are managing our relationships with our customers differently. And we think that is having an initial positive uptake in our revenue generation capability that we saw this quarter. Now of course the challenge is there are more quarters to follow. So we have to continue to build on this capability.

Adam Holt - JP Morgan — Analyst
Could you talk a little bit about the impact of some of the newer products, in particular Nexus, and does the pipeline for the fourth quarter build up to the kind of normal seasonality that you would see in your business? Thank you.

George Shaheen - Siebel Systems, Inc. — CEO
I will not comment on the fourth quarter pipeline. We will be talking to you more about our business and how we see Q3 at the end of the month at our call with you all. In terms of new products, I think our new product announcements this year with our core CRM product versus 7.8 with our current release of our OnDemand product, with the announcement and beginning to heat up the announcements around Nexus and our first sale this quarter of the product, I think is communicating to the marketplace that we are continuing to invest in technology. We are continuing to invest in the improvement of our product capability. And I think that has given our customer base renewed confidence in Siebel technology going forward. And I think that played a positive role for us in this quarter.

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Oct. 05. 2005 / 5:00PM, SEBL — Siebel Systems, Inc. Q3 2005 Preliminary Earnings Announcement

Adam Holt - JP Morgan — Analyst
Okay. Thank you.

Operator
Jason Maynard, CSFB.

Jason Maynard - CSFB — Analyst
Good afternoon, guys. Maybe just kind of a follow up on that question in terms of the difference between Q2 and Q3. Can you talk a little bit about maybe the pricing environment? Was there anything better or worse that you might have seen from some of your competitors? And maybe just talk a little bit George, about how do you manage salespeople and even discounting given the announcements of the proposed merger down to the wire the last couple weeks of the quarter; how that process plays out?

George Shaheen - Siebel Systems, Inc. — CEO
Our process as we went through the quarter post the announcement of the Oracle transaction did not change appreciably at all. We continued to run this business as we were shaping it and consistent with our pricing and deal structuring policies and procedures we have had in place here for some time. So to be quite frank, we didn’t change. We continued to follow our internal policies and procedures in how we review and sign off on deals. And we continued that process intact. And to be quite frank not only was this a good quarter for us, we are very proud of it, it was a smooth quarter to be quite frank because I think we had managed that process incrementally throughout the quarter. In the last couple of weeks post the merger announcement we just stayed on track with the procedures we had in place.

Jason Maynard - CSFB — Analyst
I apologize if you mentioned this earlier. Did you mention notice anything different in terms of the business pickup from new customers or was it primarily expansion within the installed base or maybe customers buying incremental product? How did that sort of shape out?

George Shaheen - Siebel Systems, Inc. — CEO
I think when you have a quarter like this, basically there were new logos. We had existing customers stepping up wanting to augment their use of our product and buying more. And we had existing customers buying into new product sets that, additional product sets that we had. So it was fairly balanced from that regard. I can’t tell you it all came from existing customers, it all came from new customers. It was a nice balance and flow to the results that I think on that broad base of performance, I think even make us feel real good. There was not one big deal that made it happen. It wasn’t a multi, multi-million dollar transaction with one company out there. There was a number of deals that were closed, license deals that were closed along across a spectrum of old and new clients. As I think Ken mentioned in his remarks we saw particular strength in a couple of the industry verticals, communications and life sciences, and that was rewarding because that continues to be a strong product suite that we have.

Jason Maynard - CSFB — Analyst
Last question can you maybe talk a little bit more about the OnDemand business? And maybe it’s just me, I was assuming maybe a little bit greater sequential growth. Is there anything that happened there in that product area?

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Final Transcript
Oct. 05. 2005 / 5:00PM, SEBL — Siebel Systems, Inc. Q3 2005 Preliminary Earnings Announcement

George Shaheen - Siebel Systems, Inc. — CEO
Going into the quarter we had our eye on OnDemand because we had a rather robust quarter in Q2. You also have to keep in mind, and I do, that we went through some organization changes with Bruce Cleveland who headed up that group. And I think whenever you go through some restructurings like that you can have a little bit of a hiccup. So I think we did some things internally that I think will strengthen us organizationally and managerially into the future. But I guess as I look back at it somewhat retrospectively when you do things like that you have to reinvigorate the group and take on a new leadership with new responsibilities. And it takes a little time for that to take hold. So I think our organization change makes sense long-term, and so we had a quarter here where we had to get used to that.

Jason Maynard - CSFB — Analyst
Okay. Thank you.

Operator
Rick Sherlund, Goldman Sachs.

Rick Sherlund - Goldman Sachs — Analyst
I think I missed Jason’s question but it sounded like he asked about incentives, where there any motivations on the part of the salespeople to try to close the deals before Oracle took over. Or it doesn’t sound like from if I heard you say that there was any change on the part of management, was there any change in the motivations I think on the part of sales force that might have improved that closure right? And I guess if not, if it is just the benefits of management changes, do you think you got paid for that from Oracle? Would you have been better off waiting a couple weeks to sign with Oracle after maybe demonstrating that these structural changes really are kind of gaining traction and the business is turning around?

George Shaheen - Siebel Systems, Inc. — CEO
We had no incentives that were put in place post this transaction. The sales compensation plans we put in place for this quarter were designed and implemented at the beginning of the quarter, and we followed through with them religiously. And we had some aggressive targets on those that the team stepped up. I think if there’s a catalyst in all of this, Rick in my mind, I think we have a group of Siebel employees that I think some pride took over. And I think they wanted to show themselves, they wanted to show their fellow co-workers and to be quite frank they probably wanted to show some of you that they could deliver. They can deliver and they could deliver a quarter like this. So I would like to think we had the pride factor at work.
In terms of valuations and the transaction, I don’t have any comment on that. I think this is a great transaction for our customers, and I think going forward the Siebel technology, if I can use that broad a word for what we have to offer will be a very powerful part of Oracle’s product suite going forward. And I think that’s going to be very good for customers globally. And so whether this is too early to tell if this is one quarter or starting of a trend of a quarter, I would choose to believe it’s a start of a trend but we have to step up next quarter and deliver again. So there has been a lot of uncertainty in the mix and we have a lot to accomplish and execute to. And one quarter shouldn’t be taken on the upside as anything but one good quarter, same way when one has a down quarter. So I think to enter into the debate was it sold too early or too late, I choose not to go there because I think it was a fair transaction for everyone in my view.

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Final Transcript
Oct. 05. 2005 / 5:00PM, SEBL — Siebel Systems, Inc. Q3 2005 Preliminary Earnings Announcement

Rick Sherlund - Goldman Sachs — Analyst
Sounds like you have been targeted by a few of your competitors and your people. Are you seeing an abnormal amount of attrition from that? And also if you could just comment on your customers, their willingness to buy during this transition period. What kind of issues are you confronting with them?

George Shaheen - Siebel Systems, Inc. — CEO
Well, I think our customers are always interested in the long-term viability of the application product they buy from you. And I think Oracle’s management comments on the rationale for them acquiring Siebel and where they see Siebel fitting into their future, are exactly the types of words that customers resonate with customers positively. And I think Oracle stepped up and made those comments. Now the devil is always in the details and Oracle will I think in the future will continue to comment even more granularly on that. But it is clear — it is clear why Oracle made this transaction. It is clear they value our technology, they clearly understand that we are in the CRM market leadership role. And they clearly see that that capability in their portfolio will be very synergistic to them and good for customers. So as our customers hear that rhetoric and begin to see the validity of the actions behind it, it is positively received and investment in the product that they need today is easily justified as opposed to waiting and falling behind on our customers’ deployment schedules waiting to see if there is any undue uncertainty there. So I think our customers heard what they wanted to hear, and I think they moved forward recognizing they want to take advantage of the market leading product, and we happen to have that clearly in the CRM space.

Rick Sherlund - Goldman Sachs — Analyst
And your attrition?

George Shaheen - Siebel Systems, Inc. — CEO
Attrition. I think this Company has always been known for its people. We have and has been true since the founding of this Company, and so it shouldn’t surprise any of us that our people are coveted by our competitors and other enterprises as quality, as quality performers. And it shouldn’t surprise us that the competition especially who is in the CRM space further behind and who have articulated aspirations to get better, would come after people that they feel have done it before and would like to see do it again. So attrition, as we’ve gone through all the uncertainty around this Company in the recent past have laser focused on our people and have worked very hard to pry people out of this organization. My comments in my formal remarks acknowledging and thanking our people for their performance is in recognition of this core of Siebel enthusiasts who do have pride and who do want to produce. By the same token I do not think our competitors will lighten up in targeting our people. But I believe our people who understand what they have built and what that future is for that product going forward, will want to be part of that ride as well in my opinion. But talent, good talent is always in short supply, and I know we have a preponderance of it.

Rick Sherlund - Goldman Sachs — Analyst
Thank you.

Operator
Brent Thill, Prudential.

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Final Transcript
Oct. 05. 2005 / 5:00PM, SEBL — Siebel Systems, Inc. Q3 2005 Preliminary Earnings Announcement

Brent Thill - Prudential — Analyst
We typically have seen seasonal strength in your business in the past Q4’s. Is there any reason this year why that might not be the case? If you could just talk about some of the macro issues other software companies have been talking about impacting close rate. Have you seen that show up (indiscernible) in Q3 but in terms of what you’re seeing currently going forward?

George Shaheen - Siebel Systems, Inc. — CEO
I will tell you what I plan to tell our Board the next time I meet with them, and that is you are right. Q4 is traditionally a good quarter for application software companies. And I will probably remind our Board of that tradition, that historical reality. And I will also remind them that the game is on the field. And every transaction, every opportunity will have to be pursued and closed if Q4 of 2005 is to live up to that historical trend. I don’t think one can just show up and put a bigger quarter in the bag. I think we’re going to have to work on it like everyone else. The marketplace — you know, I really don’t follow the marketplace through the eyes and ears of our competitors. I think every company is different. I think in our case we have a luxury going for us, and that is the customer always wins. If you’re going to pay attention to anything in your business, once you get your internal productivity and efficiency house in order, it is you want to maximize the relationship and the potential of your customer. We are in the middle of that space with a leading product to do that. So I have to believe that there is a vast market out there for what we do because we address the customer. And so I believe our market is there. I believe it is up to us to go out and compete with others who want to secure their place in that market, as well. And win the deals and make Q4 all of what it can be. But that game is on the field. And that is how we look at it.

Brent Thill - Prudential — Analyst
And just on the maintenance revenue there seems like there is a bigger opportunity to bring the percent of the license revenue up and get the renewals stronger. You seeing the bigger opportunity in customers willing to now commit back to those maintenance numbers now with the security of Oracle?

George Shaheen - Siebel Systems, Inc. — CEO
No, we’ve always been very pleased with our maintenance renewal rates and our maintenance margins. And that is good business for us and has been for some time. I don’t have a view at all why the Oracle transaction will affect that one way or the other. It has always been a strong suit here at Siebel.

Operator
Heather Bellini, UBS.

Unidentified Speaker
This is (indiscernible) actually for Heather. I’ve got a quick question actually, can you mention I think new customers were about 40% of the license revenue. Just wanted a little bit of clarification on how new customers are defined. Are new divisions of existing customers considered as new customers or would they be brand new customers?

Ken Goldman - Siebel Systems, Inc. — SVP Finance, CFO
Contrary to some of your thoughts, there are no definitional changes in how we define new customers. I’ve gone through that several times in the past as to new customers and new projects within existing customers. So there is no change, and frankly,

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Final Transcript
Oct. 05. 2005 / 5:00PM, SEBL — Siebel Systems, Inc. Q3 2005 Preliminary Earnings Announcement
we were gratified to see 40% coming on new customers this quarter, very consistent with historical patterns and again, there was no change in the way we define new customers.

Operator
Robert Schwartz, Jefferies & Co.

Robert Schwartz - Jefferies & Co — Analyst
Yes, you addressed, George, you addressed the fact that you didn’t see any sort of change or speed bump with the Oracle announcement, but I am wondering if you would talk about if you saw any change in the buying or the ability to close deals through the quarter leading up to it, particularly large deals since the results are so much better than the guidance you had given at the beginning of the quarter.

George Shaheen - Siebel Systems, Inc. — CEO
Every quarter you start with a pipeline of business, and you try to access the quality of that pipeline and go after the business and close, and close if you will a predictable amount of it. And Q2 was my first quarter here although I wasn’t here the full quarter; I was here for probably 70% of it. And in my analysis of that was in retrospect I think the quality of our pipeline in that quarter perhaps was not as good as it appeared to be. And consequently we were not able to meet the guidance we gave you all. One of the things we did in Q3 is very early in the quarter we scrubbed that pipeline and we had a much better feel as we cleansed it as to the quality of that pipeline. And consequently we were able to close a larger percentage of that more in line with some of our traditional close rate. So I think what I had a better feel for this quarter, which was my first full quarter and in some regards this new management team’s full quarter is, I think we had a much better view of the quality of that pipeline and what we could do with it. And we worked it hard. And I think you saw the results. So in terms of any macro business reasons why it went where it was in Q2 to Q3, I can’t give you that. I think I would tell you that Q3 is a proof point that the customer is important and global businesses are willing to invest in improving their relationships with their customers and that is a mantra that we believe to our essence here at Siebel. And secondly, I think goes back to leadership and execution against the available opportunities we saw in front of us.

Robert Schwartz - Jefferies & Co — Analyst
You mentioned strength in all three, in three different regions. If you can give a little color on EMEA and what you saw there it would be appreciated.

George Shaheen - Siebel Systems, Inc. — CEO
Color on EMEA. Well, I would say EMEA to me was a microcosm of what we saw globally. I mean, we had a management change there. Kevin Johnson went over there and grabbed a hold of that early in the quarter, cleansed the pipeline, worked with his team to go after those deals and shake them. So I don’t see it — I would tell you that the Americas and Europe, EMEA, basically went through the same management process in dealing with the pipeline and available customers and had very similar results in terms of uptick. Asia-Pacific, which did very well for this quarter is much smaller off a smaller base. And Peter Burridge and his team I think is a little different. I think they dealt with some opportunities very aggressively and basically off a smaller base were able to close some very quality accounts with quality opportunities. But that region is so vast. But to be quite frank, it is still rather small in the scheme of things. And I take nothing away from their efforts, but I think that was a whole different chemistry going on over there than in the Americas and Europe.

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Final Transcript
Oct. 05. 2005 / 5:00PM, SEBL — Siebel Systems, Inc. Q3 2005 Preliminary Earnings Announcement

Robert Schwartz - Jefferies & Co — Analyst
Thank you.

Operator
(OPERATOR INSTRUCTIONS) Brendan Barnicle, Pacific Crest Securities.

Brendan Barnicle - Pacific Crest Securities — Analyst
Guys, I know it’s early and you may not have much to say in this process, but what percentage of the sales force do you think is going to transition over to Oracle and continue with Siebel?

George Shaheen - Siebel Systems, Inc. — CEO
I am not privy to that level of specificity. Larry Ellison’s comments, which I have read with great interest as he has basically said that he did buy Siebel to fire employees. He bought Siebel to extend their region in the marketplace. And I think he has intimated very directly that he sees our sales operation in the CRM space to be, continue to be run independently or at least fairly independently versus integration into an existing sales force over there. Now I have read those comments like the rest of you, and it makes sense to me; to be quite frank that’s what I would do. And so how that translates into percentages and all that, I am not privy to that.

Brendan Barnicle - Pacific Crest Securities — Analyst
Sure, and then Ken, will there be restructuring charges, 12 million this quarter, again in Q4, and will they carry into next year?

Ken Goldman - Siebel Systems, Inc. — SVP Finance, CFO
At this point I do not anticipate restructuring charges for Q4. The restructuring charge we had in Q3 was the balance of the actions we took in the end of Q2 that we couldn’t consummate because we weren’t out of certain facilities by the end of June. And so really is the remaining aspects of what we started in Q2. But at this point I do not expect a restructuring charge in Q4.

Brendan Barnicle - Pacific Crest Securities — Analyst
Great. Thank you.

George Shaheen - Siebel Systems, Inc. — CEO
I believe our restructuring in Q3 was an amount less than you commented on it might be at the end of Q2.

Ken Goldman - Siebel Systems, Inc. — SVP Finance, CFO
It was in the range of — it was 12 million which is in the range of what we talked about.

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Final Transcript
Oct. 05. 2005 / 5:00PM, SEBL — Siebel Systems, Inc. Q3 2005 Preliminary Earnings Announcement

Operator
Tom Berquist, Citigroup.

Katrina Fallon - Citigroup — Analyst
Good afternoon. This is Katrina Fallon (ph) in for Tom Berquist. Quick question actually for you, George. I’m wondering if you think that we are now back to the status quo for CRM growth and for Siebel’s growth within that industry. Is 7% license revenue growth kind of what we should be thinking about for the future growth from such a large base? Or what specific drivers are you seeing that might allow Siebel to grow at a faster pace? Is it execution within the Company? Is it new products, new verticals, etc.?

George Shaheen - Siebel Systems, Inc. — CEO
I think, Katrina, I think its execution that you point out. I think it is new product, and I do think it is product capability added to the industry vertical offerings we have. So I think you have hit those three. Now, in terms of what percentage growth to expect? Here is — if this Company was going to remain independent what I would tell you is I would give you a better view of that probably at the conclusion of Q1 of 2006. Let me tell you how I get there. I think Q4 is traditionally as was pointed out earlier in this call, a bigger quarter on the revenue side for all the reasons that we’ve learned over the years. So that historical cyclical event will have to get through. I think the real bellwether curve — the bellwether quarter very well may be Q1, which is traditionally a lower quarter from a seasonality point of view and how this space reacts in that quarter given Q1’s in earlier years might be a bellwether of what is coming. So that’s how I would have answered it if this was an independent company. And I was in a position to answer that. I think for me to give you that now after one quarter, one robust quarter, I think would be a bit foolhardy on my part.

Katrina Fallon - Citigroup — Analyst
And then just on a competitive landscape, to hear SAP talk they say that they are taking share not only across applications, but specifically around CRM as well. And I am just wondering what are you seeing in the competitive landscape regarding SAP, specifically? Are there — they claim that they are taking customers away from Siebel. And then also did you see Oracle this quarter on the CRM space, or have you seen them maybe back down a little bit in anticipation of having the Siebel product to sell sooner rather than later? And then also on the OnDemand space regarding salesforce.com, are you seeing them in the head to head deals, or are you mainly targeting the OnDemand product to your own existing customer base?

George Shaheen - Siebel Systems, Inc. — CEO
This CRM space is extremely competitive. Whether you have SAP and Oracle, if you will the stack Suite providers, you have other best of breed providers. You have other OnDemand hosted providers. So this is very competitive. So if you are asking me do we see a lot of competition out there, the answer is yes. Did we see SAP and Oracle? The answer is yes. Did we see other hosted offerings? Yes. This is a very competitive space we are in. I am particularly intrigued with your comments about SAP taking Siebel customers and market share. I don’t know how to answer that. It seems like SAP says that a lot, but I never have the empirical statistical information to back that up. In the marketplace they are actively pursuing product that they intend to build and make available. And what they sell is not so much the great functionality of that product. They sell the fact that it is going to be easy to integrate, which one I guess could debate. So I never know how to react to that because as near as I can tell, they have this algorithm they go through to calculate their CRM revenue number.
And I don’t know how that — what that translates into vis-a-vis what the rest of us report to you all about, which is specific license sales, which is deployed users, which is — so I just don’t know what to say. I can’t — do we see them? Yes. Can I — do I know of a customer that I guess when you say take Siebel customers meaning they left our platform and went to theirs, I personally am

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Final Transcript
Oct. 05. 2005 / 5:00PM, SEBL — Siebel Systems, Inc. Q3 2005 Preliminary Earnings Announcement
not aware of it, I guess in life there is one of everything and two of those, but I am not aware of any — I am not aware of that and certainly not aware of that as a trend. So I don’t know. I can’t relate to that rhetoric. And if I could I would, but I don’t see that. I am not privy to that level of information. I don’t see it. Are they in the marketplace? Absolutely. Are they working hard to sell that product that they intend to build and make available? Yes.

Operator
Ross McMillan, Morgan Stanley.

Ross McMillan - Morgan Stanley — Analyst
Just to go back to the OnDemand business George, I heard what you set about the change in leadership for that division. But I am just curious as to given that the OnDemand product is hosted in IBM data centers on IBM databases, how have you been addressing maybe that potential customer concerns about Oracle, Oracle post acquisition and the future of that existing relationship that Siebel has with IBM for that particular product?

George Shaheen - Siebel Systems, Inc. — CEO
Well, you all know that IBM is one of Siebel’s premier partners. Since the early beginnings of this Company IBM has been a very valued partner. To be quite frank within that Company they have built a nice robust business, if you will. Based on the Siebel platform in services and product sales and the like. It was interesting I think the Monday before Oracle’s open week in San Francisco, IBM and Oracle announced an alliance with each other, which told us, told many of our customers probably told some of you that any misalignment of those two companies in the long-term are certainly a thawing and that perhaps they too see the value of collaborating together on each other’s platforms. I think Larry Ellison on the early call, which announced this transaction commented directly on Oracle’s view of supporting other middleware platforms in his comments. Survey said they understood the validity of that and the need to do that, and they would be doing them. And it certainly makes business sense.
So I don’t foresee — I think people will have questions on that. And as the future plays out I think the evidence of how close these two companies intend and can work together will be more evident. And my strong initial impression is that they are going to work through the proprietariness of their database and their middleware. And they are going to leverage each other as fully as they possibly can because I think they are going to understand why that makes good business sense. Now I don’t to speak for either one of them. But when I read press releases, when I listen to comments it certainly appears to me that there is a different view in town, if you will. So I think that’s going to work out, and I think customers will get very comfortable over time with those two organizations and the fact we’re hosted on IBM and we’re part of the Oracle portfolio. I don’t think that is going to play out, that that should play out negative in the marketplace at all. What happens over time with all that, I don’t think any of us know. Things change. Things do change over time but I am not privy to any of that from where I sit.

Ross McMillan - Morgan Stanley — Analyst
But there was no — you didn’t hear back from your OnDemand sales force this quarter that that was a new question that customers were raising and perhaps delaying decisions?

George Shaheen - Siebel Systems, Inc. — CEO
No. I think our customers realize that this is going to be hosted somewhere and you can do a heck of a lot worse than somewhere between IBM and Oracle. No, I think there is interest in that; I think there would be concern if we went to — if it wound up in a second-tier hosted platform. But between those two guys they are the giants, so no, we didn’t hear any concern on that.

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Final Transcript
Oct. 05. 2005 / 5:00PM, SEBL — Siebel Systems, Inc. Q3 2005 Preliminary Earnings Announcement

Ross McMillan - Morgan Stanley — Analyst
Thanks. Maybe just a quick follow-up on the analytics business because I know you didn’t specifically break that out, but I think Ken mentioned that that had strengthened and perhaps posted the strongest results to date. Any thought as to why specifically Analytics might have bounced back this quarter? Where there any product releases on anything else that you think influenced the strength of the business this quarter?

George Shaheen - Siebel Systems, Inc. — CEO
Analytics had a very good quarter and I think that has a lot to do with the quality of our product. And I believe that some of our last quarter — I believe that our Analytics business suffered a bit because of how closely it is tied to our CRM license sales. And I said that I believe, I know I said that during the call last quarter and that I was going to be taking a look at that. I believe that our Analytics product is world class. And it should be an instrumental part of our CRM offering, and it will be. However, I think going forward there is a broad-based analytic business out there beyond CRM that I think this asset needs to be deployed into. So this quarter you will probably — we will probably be taking a stronger look at managing certain aspects of our Analytics business less integrated totally with the CRM license business. And we are going to be going after, looking at going after a broader market in the Analytics arena.
I guess I can say this once again if we were to have remained an independent company I think the opportunity to move forward sizably with revenue increases very much could come on the success of our Analytics product in its broad marketplace. So I think the potential there from my point of view is very large, and so we’re going to look at how we might be able to go after some of that in the short-term here as we move forward because that market is huge. There’s no dominant player in it, and we feel we have leading-edge technology in that regard. I’ve been looking at some of this capability, and some of our industry verticals. And it is awesome. So stay tuned on Analytics. We might have more to say later specially at the end of the month when we talk to you about our plans on Analytics going forward. I think I don’t expect it to be business as usual.

Operator
Rick Sherlund, Goldman Sachs.

Rick Sherlund - Goldman Sachs — Analyst
Just quickly for housekeeping I know earnings aren’t important to the stock price here now, but the tax rate, is there any way you can give us a range or a sense for where you think that might be?

Ken Goldman - Siebel Systems, Inc. — SVP Finance, CFO
I am going to rather pass. I am just not sure. Our goal has been this year on a comparable basis it would be around 35%. But I am not willing to say whether that is about the rate we will do for Q3 or Q4 for that matter. There is a lot of moving parts here, but I really don’t know yet. But certainly I hope it could be a reasonable tax rate given everything.

Rick Sherlund - Goldman Sachs — Analyst
Great. Thanks.

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Final Transcript
Oct. 05. 2005 / 5:00PM, SEBL — Siebel Systems, Inc. Q3 2005 Preliminary Earnings Announcement

George Shaheen - Siebel Systems, Inc. — CEO
In conclusion before we sign off, let me reiterate and emphasize to all of you that until this merger is approved, both from regulators and shareholders, Oracle and Siebel are run as independent companies. And we’re both working very hard on maintaining the necessity and the reality of doing that. And we will continue to be an independent Company. So I think I would urge you all to keep that in mind. And I guess I view it until we turn the keys of the doors over, we are going to try to continue to grow this business, take advantage of market opportunities that we see because one never knows what the future holds. So until this is approved and we turn the keys over we are focused on delivery, we’re focused on going after the market opportunities that present themselves to us, making the investments we have to make to win against all competitors. And we are going to stay focused on that because I think that is what our shareholders expect us to do. And that is what we feel we have an obligation to do. So just keep in mind we are two separate companies, and I don’t speak for them and it is very difficult for them to speak to us, although I am sure you have much more interest in how they view the world going forward than you do what I believe. But until we turn the keys over I have a view, and I will share it with you, and we will make independent management decisions that we think are in the best interest of this Company.
Thank you all for joining us, and we will talk to you at the end of the month.

Operator
Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask you to please disconnect your lines.

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